Exhibit 17.1

To whom it may concern:

With regret, I inform you of my decision to resign effective immediately from the board of directors of Harris & Harris Group Inc. due to a different perspective on the most appropriate strategic direction for the company.

It has been my pleasure to serve on the board since 2010. I appreciate and respect the opinion and thoughtfulness of the rest of the board. The concept of Harris & Harris is sound and I applaud its efforts to offer an investment vehicle to anyone who wants to be part of the venture capital community.

I wish you continued success.

Yours sincerely,

Lucio Lanza

Lanza techVentures